Exhibit 99.2

Red White & Bloom Reports Results for the Three and Six Months Ended June 30, 2023

TORONTO, ONTARIO August 29, 2023 (GLOBE NEWSWIRE) - Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to report it has filed its Condensed Interim Consolidated Unaudited Financial Statements, Management Discussion and Analysis and associated certifications for its second quarter ended June 30, 2023 (collectively, the “2023-Q2 Filings”). The 2023-Q2 Filings may be accessed under the Company’s SEDAR+ profile at www.sedarplus.ca.

2023-Q2 Financial Highlights

•	Revenues were $21.9 million for 2023-Q2 and $49.0 million for the first 6 months of fiscal 2023.
•	Gross profit, before fair value adjustments, was $6.9 million for 2023-Q2 or 32% of 2023-Q2 revenues versus $4.8 million for the quarter ended June 30, 2022 (“2022-Q2”) or 18% of 2022-Q2 revenues.
•	Operating expenses were $9.8 million for 2023-Q2 versus $13.3 million for 2022-Q2.
•	Adjusted EBITDA(1) was $0.3 million for 2023-Q2 and $1.0 million for the first six months of fiscal 2023.

Colby De Zen, President of RWB, stated, “The Company is focused on expanding its premium, Platinum branded product offerings in existing and new markets in addition to creating new revenue opportunities across each of our distribution, retail and licensing channels. After our successful launch in Missouri last year and Arizona earlier this year, we are pleased to share that Platinum is now available in Canada with deliveries, in the third quarter, of Platinum branded products having arrived on shelves in Ontario. We continue to secure licensing opportunities for our Platinum branded products with key partners in targeted legal states and are in late-stage negotiations to add our sixth state in the early fourth quarter. In addition, through our continuing cost rationalization efforts, the Company has been able to successfully generate nearly $4 million (fiscal year to date) in reductions to its general and administrative expenses. The Company has also recently invested in the optimization of its manufacturing facilities through value-added enhancements, driven by automation and procurement strategies, designed to drive both labor and product cost efficiencies as well as an increase in overall production capacity.”

Recent Operating Highlights

•	During 2023-Q2, construction commenced on our next high profile retail location located in South Beach, Florida. The location is scheduled to open in early 2023-Q4 with a full suite of “House of Platinum” product offerings. All Florida retail locations have now been rebranded “House of Platinum” having garnered regulatory approvals from the state.

•	On June 6, 2023, in conjunction with the execution of a binding letter agreement for a potential business combination between the Company and Aleafia Health, Inc. (the “Aleafia Letter Agreement”), the Company was assigned and acquired senior secured debt held by Aleafia Heath, Inc. (“Aleafia”) at a discounted purchase price of $12.5 million from a lender of Aleafia, and subsequently loaned Aleafia an additional $1.5 million under the credit facility (the "AH Note Receivable”).

•	On June 20, 2023, the Company announced that its shareholders had approved all resolutions at the Annual General Meeting held on June 16, 2023.

•	On July 11, 2023, the Company successfully launched its Platinum branded vape products in the Ontario (Canada) market; which it then followed with its Platinum branded vape cartridges on August 23, 2023. Through the Company’s distribution partnership, it continues to pursue product listings in Alberta, British Columbia and Manitoba.

•	On July 14, 2023, certain holders of Aleafia Debentures representing more than 33 1/3% of the outstanding Aleafia Convertible Debentures, as represented by their designated representatives, communicated to Aleafia and RWB that they would not accept the terms of the Aleafia Debenture settlement set out in the Aleafia Letter Agreement. As a result, the Company and Aleafia mutually agreed to terminate the Aleafia Letter Agreement without liability or cost to either party.

•	On July 24, 2023, in light of Aleafia's financial condition, the termination of the Aleafia Letter Agreement, and the ongoing breach of covenants under the AH Note Receivable by Aleafia, RWB issued demand letters and notices to enforce its security under Section 244 of the Bankruptcy and Insolvency Act.

•	On July 25, 2023, Aleafia announced that it had received an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act (“CCAA”), in order to restructure its business and financial affairs (the “Aleafia CCAA Proceedings”). The Initial Order approved, among other things, debtor-in-possession financing (“DIP Financing”) to be provided by RWB to fund the Aleafia CCAA Proceedings and other short-term working capital requirements pursuant to a term sheet between RWB and Aleafia dated July 24, 2023 (the “Aleafia DIP Term Sheet”). As specified under the Aleafia DIP Term Sheet, RWB agreed to advance DIP Financing up to $6.6 million (the “DIP Loan”). The continued availability of the DIP Loan is conditional upon, among other things, certain conditions being satisfied, including the Initial Order remaining in effect.

•	On August 22, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) approved a stalking horse asset purchase and share subscription agreement pursuant to which RWB would acquire certain assets from Aleafia and subscribe for shares of certain subsidiaries of Aleafia if RWB becomes the successful bidder pursuant to the sale and investment solicitation process, also approved by the Court, in connection with the Aleafia’s CCAA proceedings of Aleafia and certain of its subsidiaries.

Consolidated Financial Highlights

	2023-Q2	2022-Q2	Variance	2023-YTD	2022-YTD	Variance
	$	$	$	$	$	$
Revenue	21,915,629	27,402,453	(5,486,824)	48,961,717	55,449,254	(6,487,537)
Cost of goods sold, before fair value adjustments	15,049,199	22,614,856	(7,565,657)	32,685,613	39,320,191	(6,634,578)
Gross profit before fair value adjustments	6,866,430	4,787,597	2,078,833	16,276,105	16,129,063	147,041
Unrealized changes in fair value of biological assets	(1,287,157)	(17,973)	(1,269,184)	(1,737,952)	(2,467,978)	730,026
Realized fair value amounts included in inventory sold	616,685	(1,351,571)	1,968,256	10,201	(1,074,644)	1,084,845
Gross Profit	6,195,958	3,418,053	2,777,905	14,548,353	12,586,441	1,961,912
Gross profit Percentage (%)	28%	12%	16%	30%	23%	7%
Total operating expenses	9,834,870	13,319,495	(3,484,625)	20,700,898	24,675,078	(3,974,180)
Loss from operations before other expenses or income	(3,638,912)	(9,901,442)	6,262,530	(6,152,544)	(12,088,637)	5,936,092
Total other expenses	5,677,564	5,935,549	(257,985)	12,246,949	12,536,719	(289,770)
Loss before income taxes	(9,316,476)	(15,836,991)	6,520,515	(18,399,494)	(24,625,356)	6,225,862
Current income tax expense	(147,034)	(1,133,396)	986,362	(2,122,431)	(3,204,566)	1,082,135
Deferred income tax recovery	—	—	—	1,696,281	—	1,696,281
Net loss from continuing operations	(9,463,510)	(16,970,387)	7,506,877	(18,825,644)	(27,829,922)	9,004,278
Loss from discontinued operations	(4,953)	(675,823)	670,870	(39,118)	(1,573,476)	1,534,358
Loss for the period	(9,468,463)	(17,646,210)	8,177,747	(9,396,299)	(18,864,762)	10,538,636
Adjusted EBITDA (1)	252,778	(6,305,180)	6,557,958	1,045,455	(4,002,750)	5,048,205

Adjusted EBITDA

	2023-Q2	2022-Q2	Variance	2023-YTD	2022-YTD	Variance
	$	$	$	$	$	$
Net Income (Loss) for the Period	(9,468,463)	(17,646,210)	8,177,747	(18,864,762)	(29,403,398)	10,538,636
Depreciation and amortization	1,402,809	1,392,394	10,415	2,069,149	2,873,439	(804,290)
Bad debt expense	379,716	891,736	(512,020)	934,852	1,299,276	(364,424)
Accreted interest, leases	663,549	1,371,148	(707,599)	1,345,114	2,000,899	(655,785)
Finance expense, net	7,503,331	1,809,731	5,693,600	14,422,752	9,183,117	5,239,635
(Gain) loss on revaluation of financial instruments	(1,276,619)	—	(1,276,619)	(2,284,312)	—	(2,284,312)
Gain on disposal of assets	144,359	—	144,359	144,359	—	144,359
Foreign exchange	(1,020,309)	2,754,670	(3,774,979)	(995,992)	1,352,703	(2,348,695)
Termination costs	153,938	71,237	82,701	341,081	71,237	269,844
(i) Non-recurring expenses	810,556	547,174	263,382	1,320,700	1,599,789	(279,089)
Current income tax expense	147,034	1,133,396	(986,362)	2,122,431	3,204,566	(1,082,135)
Deferred income tax recovery	—	—	—	(1,696,281)	—	(1,696,281)
Fair value changes in biological assets	1,287,157	17,973	1,269,184	1,737,952	2,467,978	(730,026)
Realized fair value changes in inventory sold	(616,685)	1,351,571	(1,968,256)	(10,201)	1,074,644	(1,084,845)
Share based compensation	142,405	—	142,405	458,614	273,000	185,614
Adjusted EBITDA	252,778	(6,305,180)	6,557,958	1,045,455	(4,002,750)	5,048,205

(i) Non-recurring expenses include expenses are those that the Company does not expect to recur in the future, such as penalties and late fees

(1) Refer to Non IFRS and supplementary financial or operating measures

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations Edoardo Mattei, CFO

IR@RedWhiteBloom.com 947-225-0503, x.1003

Visit us on the web: https://www.redwhitebloom.com/. Follow us on social media:

@rwbbrands

@redwhitebloombrands

@redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are several important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company's proposed business, such as failure of the business strategy and government regulation; risks related to the Company's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property, and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward- looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

NON-IFRS AND SUPPLEMENTARY FINANCIAL OR OPERATING MEASURES

The Company references non-IFRS and supplementary financial or operating measures, including, but not limited to, Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are most likely not comparable to similar measures presented by other public company issuers including those operating in the cannabis industry. Non-IFRS measures provide investors with additional insights into the Company’s financial and operating performance which may not be garnered from traditional IFRS measures. The management of the Company, including its key decision makers, use non-IFRS measures in assessing the Company’s financial and operating performance. The Company calculates Adjusted EBITDA as net income or loss excluding current and deferred income tax expense, finance expense (net), depreciation and amortization, fair value changes in biological assets, changes in inventory sold, share based compensation, gains or losses on revaluation of debts or accounts payable and accrued liabilities, gains or losses on extinguishment of debts or accounts payable and accrued liabilities, impairments of tangible or intangible assets, impairment of goodwill, accreted interest on leases and applicable short term and long term liabilities, gains or losses on asset disposals, foreign exchange, gain or loss on earnouts, bad debt expense, and other non-recuring expenses.